Exhibit 99.1

Resent following initial transmission failure

IMMEDIATE	7 May 2003

Royal & SunAlliance re EGM

Royal & SunAlliance today announces that it has gained shareholder approval to proceed with the Initial Public Offering of its Australian and New Zealand businesses at an Extraordinary General Meeting of shareholders.

Details of the proxy voting are as follows:

Resolution	For			Discretion

	No. of Votes	% of Vote	% of Cap	No. of Votes	% of Vote	% of Cap

1	702,623,334	97.50%	48.80%	17,251,707	2.39%	1.20%

Resolution	Against			Abstain

	No. of Votes	% of Vote	% of Cap	No. of Votes	% of Cap

1	814,209	0.11%	0.06%	3,284,413	0.23%